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Direct Dial Number +1-202-636-5804	E-mail Address jbonnie@stblaw.com

January 11, 2024

VIA EDGAR

Re:	Flutter Entertainment plc
Amendment No. 2 to
Draft Registration Statement on Form 20-F
Submitted December 29, 2023
CIK No. 0001635327

Austin Pattan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Pattan:

On behalf of Flutter Entertainment plc (“Flutter”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form 20-F (the “Registration Statement”) relating to the registration of its ordinary shares, marked to show changes from Amendment No. 2 to the Draft Registration Statement confidentially submitted on December 29, 2023 (“Amendment No. 2”). The Registration Statement has been revised in response to the Staff’s comment, to reflect that it has been filed rather than confidentially submitted and to reflect certain other changes.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	-2-	January 11, 2024

In addition, we are providing the following response to your comment letter, dated January 8, 2024, regarding Amendment No. 2. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The response and information described below are based upon information provided to us by Flutter.

Amendment No. 2 to Draft Registration Statement on Form 20-F

Item 5. Operating and Financial Review and Prospects

Key Operational Metrics, page 85

1.	We note your revised disclosure in response to prior comments 2 and 3. Please address the following:

•

Revise to clarify whether the example of a player using multiple products within one brand in a division (or within multiple brands within a division that use the same data platform) would result in the sum of AMPs for product categories that is greater than the total AMPs for the division and Group.

•

Revise to clarify your reference to “each product category” in the example of a player that uses one product in two different brands in a division that uses different data platforms would count as one AMP for each product category used and two total AMPs for the applicable division and the Group as a whole. In this regard, you refer to only one product category in this example.

•	Revise to provide an example of a player that uses multiple products within one brand in multiple divisions, such as what seems possible with the Betfair brand in the UK&I and International divisions.

•

Where you present AMP information that includes duplicate player counts, revise to clearly indicate as such. For example, you disclose AMPs for each product category on pages 62 and 92 that includes duplicate player counts.

•

Alternatively, revise to disclose AMPs by product category excluding duplicate player counts or explain further why you are unable to provide such information, which would ensure consistency throughout your filing.

•

Considering the differences between the sum of AMPs by product category for each division and the total AMPs for each division excluding identified duplicate players, explain your basis for concluding that the extent of such duplication is not material and “primarily” relates to your UK&I division. For example, we note for the six months ended June 30, 2023, total AMPs by product for the U.S. division of 3,662,000 exceeds total U.S. AMPs excluding duplicate accounts of 3,119,000 by approximately 15%.

Simpson Thacher & Bartlett LLP

Flutter Entertainment plc	-3-	January 11, 2024

•

Revise footnote (1) to the table on page 92 to clarify what is meant by Total Group AMPs excludes identified duplicate players. In this regard, explain that the AMPs for each product category includes the duplicate player information and that the Total Group AMPs in the table is not a sum total of the product category AMPs as this may not otherwise be overly evident. Similar revisions should be made to the breakdown of AMPs by product category within each division beginning on page 97.

Flutter has revised pages 85 and 86 to address the matters identified in the first, second, third and sixth bullet points of the Staff’s comment. In response to the fourth and fifth bullet points of the Staff’s comment, Flutter has revised pages ii, 59, 62, 63, 64, 82, 84, 85, 91, 92, 93, 98, 100, 103 and 104 to indicate when AMPs information presented includes duplicate player counts. Flutter has revised pages 93, 97, 98, 100 and 104 to address the matters identified in the seventh bullet point of the Staff’s comment.

*                *                 *                *                *

Please do not hesitate to call me at (202) 636-5804 or Jonathan Ozner at (212) 455-2632 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

    Kathleen Collins

    Matthew Derby

    Joyce Sweeney

Flutter Entertainment plc

    Peter Jackson

    Pádraig Ó Ríordáin